UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington D.C.
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13-a16 OR 15-d16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of
August 2006
TOTAL S.A.
(Translation of registrant’s name into English)
2, place de la Coupole
92078 Paris La Défense Cedex
France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b) : 82-______.)

SIGNATURES
EXHIBIT INDEX
EX 99.1: Oil Discovery in Moho-Bilondo Permit, Congo
EX 99.2: First Oil Discovery in Libya's Block NC 191
EX 99.3: Farm-in Agreement on Two Offshore Blocks, Nigeria
EX 99.4: DHC Startup Operations, Normandy Refinery
EX 99.5: Total Acquires Interest in Exploration Block Northeast of Java
EX 99.6: Total Acquires Interest in Nigeria's Brass LNG Project
EX 99.7: Total and Santander Sign Agreement Concerning Cepsa
EX 99.8: 2nd Quarter and 1st Half 2006 Results

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.
Date : August 16, 2006	By:	/s/ Charles Paris de Bollardière
Name : Charles PARIS de BOLLARDIERE
Title : Treasurer

EXHIBIT INDEX

➢	EXHIBIT 99.1:	Oil Discovery in the Moho-Bilondo Permit in the Republic of the Congo (July 25, 2006).

➢	EXHIBIT 99.2:	First Oil Discovery in Libya’s Block NC 191 (July 26, 2006).

➢	EXHIBIT 99.3:	Nigeria: Total Signs Farm-in Agreement on Two Offshore Blocks (July 27, 2006).

➢	EXHIBIT 99.4:	DHC Startup Operations Begin at the Normandy Refinery (July 31, 2006).

➢	EXHIBIT 99.5:	Total Acquires Interest in Exploration Block Northeast of Java (August 1, 2006).

➢	EXHIBIT 99.6:	Total Acquires Interest in Nigeria’s Brass LNG Project (August 2, 2006).

➢	EXHIBIT 99.7:	Total and Santader Sign Agreement to Implement Arbitration Award Provisions Concerning Cepsa (August 2, 2006).

➢	EXHIBIT 99.8:	Second Quarter and First Half 2006 Results (August 3, 2006).